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                                                                    Exhibit 1

TEACHERS INSURANCE AND ANNUITY ASSOCIATION    PETER C. CLAPMAN
COLLEGE RETIREMENT EQUITIES FUND              Senior Vice President and Chief
                                              Counsel, Investments
730 Third Avenue/New York, NY 10017-3206
212 490-9000
                                               May 17, 2000

Dear Fellow Cablevision Systems Shareholder:

         TIAA-CREF, a holder of significant equity in Cablevision Systems, is proposing a shareholder resolution at the June 6 annual meeting of Cablevision Systems requesting the company to reconfigure its board of directors so that a substantial majority of directors are independent, and so that the board has audit, compensation and nominating committees that consist entirely of independent directors.(1) We believe that an independent board at Cablevision Systems is in the shareholders' interest and in the long-term will benefit shareholder value.

                     INSIDERS DOMINATE THE CABLEVISION BOARD

         In our view, the board of Cablevision Systems clearly lacks an independent majority, unlike most large U.S. companies. A key factor in the dominance of insiders is the company's dual class stock structure, with differential voting rights, which gives voting control to insiders and which violates the principle of one-share, one-vote, a bedrock principle of shareholder democracy. Directors and officers as a group control 17% of Class A and Class B shares beneficially owned, but 48% of voting power. Moreover, holders of Class B shares, a majority of which are controlled by Chairman Charles B. Dolan, are entitled to elect 75% of directors.

         Seven of 14 current board members are executives of the company, one is a former executive who serves as a consultant to the company, one is a partner in a law firm that provides services to the company, and two are designated by one shareholder by virtue of a shareholder agreement with the company. ONLY THREE OF THE DIRECTORS APPEAR TO BE INDEPENDENT BY THE DEFINITION USED IN THIS RESOLUTION.

         The board lacks any nominating committee, and its compensation committee is not completely independent in our view. Lack of a fully-independent compensation committee is particularly troubling at a company that has repriced or replaced executive stock options, as Cablevision did in 1997.

               CABLEVISION SOUGHT TO BLOCK A VOTE ON THIS PROPOSAL

         Shareholders should be aware that Cablevision Systems went to the SEC in an attempt to omit our proposal and deny shareholders an opportunity to vote on this issue. The company withdrew its request after we expressed our vigorous opposition to the attempt to deprive shareholders of their right to express their views on this key corporate governance issue. In the last several years, TIAA-CREF has submitted 20 shareholder resolutions similar to the board independence resolution filed this year with Cablevision without challenge at the SEC, until Cablevision spent shareholder money to unsuccessfully

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(1) The proposal defines "independent director" to be a director "who is not a present or former employee of the company and, other than stock ownership, has no significant personal or financial tie to the company that in fact or appearance could compromise a director's loyalty to the shareholders."


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oppose the proposal. Most of these resolutions were withdrawn after the companies took action to enhance board independence.

             AN INDEPENDENT BOARD IS IMPORTANT FOR ALL SHAREHOLDERS

         Although the company's charter entitles Class B shareholders to elect a substantial majority of directors, that fact does not negate the thrust of TIAA-CREF's shareholder resolution. There is no reason why Class B shareholders can not, or should not, elect independent directors if that course is in the best interests of the company and its shareholders. We believe an independent board makes companies more credible to investors and other capital market participants, and provides the best long-term protection against the problems that even the best-managed companies inevitably face. An independent board also is more likely to be in a position to fully discharge the fiduciary duties that it owes to all shareholders.

         We recognize that the company's dual-class structure makes it unlikely that our resolution will obtain shareholder approval. However, if a substantial proportion of Class A shareholders vote in favor of the proposal -- whatever the votes of the insider-dominated Class B shares -- it will send a clear message to the company and its board that many non-affiliated shareholders are in favor of an independent board.

         Director independence is essential to the exercise of sound corporate governance practices, and 9 out of 10 S&P 500 companies have boards that are majority independent by the definition used in our shareholder resolution. We are concerned about the negative reaction of Cablevision's management to the proposal, and the company's unwillingness to comply with what we believe are good corporate governance standards.

         We urge you to vote for the resolution, sending a message to the board that shareholders value board independence. We would be happy to discuss this matter with you in more detail. Please contact Ken Bertsch at TIAA-CREF at (212) 916-4972 with any questions you might have.

                                                            Sincerely,

                                                           /s/ Peter C. Clapman
                                                          ---------------------
                                                             Peter C. Clapman


                  PLEASE VOTE "FOR" THE SHAREHOLDER RESOLUTION
                           ON CABLEVISION'S PROXY CARD
TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal on the proxy card sent out by Cablevision Systems. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting."